UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

CHECKMATE PHARMACEUTICALS, INC.
(Name of Subject Company)

SCANDINAVIAN ACQUISITION SUB, INC.

(Offeror)

REGENERON PHARMACEUTICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

162818108
(CUSIP Number of Class of Securities)

Joseph J. LaRosa, Esq.
Regeneron Pharmaceuticals, Inc.
Executive Vice President, General Counsel and Secretary
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

(914) 847-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Andrew R. Brownstein, Esq.

Victor Goldfeld, Esq.
John L. Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Scandinavian Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), with the U.S. Securities and Exchange Commission on May 2, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Checkmate Pharmaceuticals, Inc., a Delaware corporation (“Checkmate”), at a price of $10.50 per share, to be paid to the seller in cash, without interest, and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 2, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

At one minute after 11:59 p.m. Eastern Time on May 27, 2022, the Offer expired. Purchaser was advised by Broadridge Corporate Issuer Solutions, Inc., in its capacity as depository for the Offer, that, as of the expiration of the Offer, a total of 18,471,314 Shares were validly tendered and not validly withdrawn in accordance with the terms of the Offer, representing approximately 83.8% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.

As the final step of the acquisition process, Regeneron completed its acquisition of Checkmate by consummating the Merger without the affirmative vote of Checkmate’s stockholders, pursuant to Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into Checkmate, the separate existence of Purchaser ceased, and Checkmate continued as the Surviving Corporation and a wholly owned subsidiary of Regeneron. Each Share outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Converted Shares (each, as defined in the Merger Agreement)) was canceled and converted into the right to receive $10.50 in cash without interest thereon and subject to reduction for any applicable withholding taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Regeneron and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Checkmate’s reporting obligations under the Exchange Act as promptly as practicable.

On May 31, 2022, Regeneron issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)            Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Checkmate Pharmaceuticals, Inc.
245 Main Street, 2nd Floor

Cambridge, MA 02142

(617) 682-3625

(b)-(c)     Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)      Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Regeneron and Purchaser”)

SCHEDULE I — Information Relating to Regeneron and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)            Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)            Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

(b)            Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER —Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)            Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

(c) (1)-(7)      Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)            Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

(b)            Conditions. The Offer is not subject to a financing condition.

(d)            Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)            Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Regeneron and Purchaser”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

SCHEDULE I — Information Relating to Regeneron and Purchaser

(b)            Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)            Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)            Financial Information. Not Applicable.

(b)            Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a)            Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)            Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(A) Press Release dated May 31, 2022.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated May 2, 2022.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement as published in The New York Times on May 2, 2022
(a)(1)(F)*	Joint Press Release issued by Regeneron Pharmaceuticals, Inc. and Checkmate Pharmaceuticals, Inc. on April 19, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Regeneron Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on April 19, 2022).
(a)(1)(G)*	Social Media Posts from April 19, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Regeneron Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on April 19, 2022).
(a)(5)(A)**	Press Release dated May 31, 2022.
(d)(1)*	Agreement and Plan of Merger among Checkmate Pharmaceuticals, Inc., Regeneron Pharmaceuticals, Inc., and Scandinavian Acquisition Sub, Inc., dated April 18, 2022 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Checkmate Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on April 19, 2022).
(d)(2)*	Confidentiality Agreement dated March 22, 2022, between Checkmate Pharmaceuticals, Inc. and Regeneron Pharmaceuticals, Inc.
(d)(3)*	Tender and Support Agreement, dated as of April 18, 2022, by and among Regeneron Pharmaceuticals, Inc., Scandinavian Acquisition Sub, Inc. and certain Stockholders of Checkmate Pharmaceuticals, Inc.(incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Checkmate Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on April 19, 2022).
(d)(4)*	Exclusivity Agreement, dated March 22, 2022, by and between Regeneron Pharmaceuticals, Inc. and Checkmate Pharmaceuticals, Inc.
(g)	None.
(h)	None.
107*	Filing fee table

*            Previously filed.

**         Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022
SCANDINAVIAN ACQUISITION SUB, INC.

	By:	/s/ Nouhad Husseini
	Name:	Nouhad Husseini
	Title:	Managing Director

REGENERON PHARMACEUTICALS, INC.

	By:	/s /Joseph J. LaRosa
	Name:	Joseph J. LaRosa
	Title:	Executive Vice President, General Counsel and Secretary